     Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigerian Deep Offshore: Launch of Usan Project
Paris, February 28, 2008 -Total announces that its wholly-owned subsidiary Elf Petroleum Nigeria Limited (EPNL) has obtained the required approvals from the Nigerian government and co-venturers to begin developing the offshore Usan field, which it operates. Co-venturers in the Usan development include Elf Petroleum Nigeria Limited (20%, operator), Chevron Petroleum Nigeria Ltd (30%), Esso Exploration and Production Nigeria (Offshore East) Ltd. (30%) and Nexen Petroleum Nigeria Ltd. (20%).
Discovered in 2002 in OPL 222, the Usan oil field is located around 100 kilometres offshore, in water depths ranging from 750 to 850 metres.
Proved and probable reserves of the Usan field are expected to be more than 500 million barrels of oil.
Usan is expected to come on stream early in 2012 and to ramp up quickly to plateau production of 180,000 barrels of oil per day. The associated gas will be reinjected in the reservoir.
The field development plan comprises 23 producer wells and 19 water and gas injector wells tied back to a floating production, storage and offloading (FPSO) unit with a storage capacity of 2 million barrels of oil.
The project introduces a number of technological innovations and builds on Total’s leadership as an operator of large-scale deepwater developments in West Africa.
In line with Total’s commitments, the Usan project further advances Nigeria’s local content policy: according to the present plan a significant step is expected on the work to be performed in Nigeria. More than 11 million man hours are planned for the different aspects of the project: engineering, yards, offshore works and management. Nearly half of the 7,500 tons of the modules installed on the FPSO will be integrated onsite.

Total also announces that the government has approved EPNL’s application for conversion of Oil Prospecting License (OPL) 222 (Total operator, 20%) into two Oil Mining Licences (OMLs 138 and 139), each covering half the original area of OPL 222. The Usan field is located in OML 138.
Total E&P Nigeria

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total has been operating in Nigeria for 50 years. Developing the country’s deep-offshore resources is one of the Group’s main growth drivers in Africa, particularly the deep offshore Akpo field in OML 130, which it operates, alongside partners NNPC, Sapetro, Petrobras and CNOOC. Akpo is scheduled to come on stream during winter 2008/2009 at 225,000 barrels of oil equivalent per day in plateau. Also located in OML 130, Egina development studies are ongoing.
Operated by Total in a joint venture with NNPC, OMLs 99, 100 and 102 account for Total’s offshore production in Nigeria, mainly from the Amenam, Ofon and Odudu area fields.
In addition,Total also has a significant equity production in Nigeria from its participations in non-operated ventures, particularly Shell operated SPDC JV (10%, onshore and shallow offshore) and SNEPCO (12.5%, deep offshore, Bonga field), as well as in Nigeria LNG (15%).
Total will be able to consolidate its position as a leading oil major in Africa through its expanded presence in Nigeria, combined in particular with growing production volumes in Angola and in Congo (Republic of Congo).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as proved and probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole – La Défense 6 – 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.